Siyata Mobile Inc. 1001 Lenoir St Suite A-414 Montreal, QC H4C 2Z6 Canada
January 6, 2022

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Alexandra Barone

Re: Siyata Mobile Inc.
Registration Statement on Form F-1, as amended
File No. 333-261644

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Siyata Mobile Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Thursday, January 6, 2022, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Carmel, Milazzo & Feil LLP by calling Jeffrey Koeppel at (301) 785-4319. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Carmel, Milazzo & Feil LLP, Attention: Jeffrey Koeppel, by facsimile to (646) 838-1314 or email at jkoeppel@cmfllp.com.

If you have any questions regarding this request, please contact Jeffrey Koeppel, Esq., of Carmel, Milazzo & Feil LLP at (301) 785-4319.

Very Truly Yours,

By: /s/ Marc Seelenfreundp
Name: Marc Seelenfreund
Title: Chief Executive Officer

cc: Jeffrey Koeppel, Carmel, Milazzo & Feil LLP